Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Term Sheet to Product Supplement No. 151-A-I Registration Statement No. 333-155535 Dated July 5, 2011; Rule 433

Structured Investments	$ 6.25% (equivalent to 12.50% per annum) Reverse Exchangeable Notes due January 20, 2012 Linked to the Market Vectors Junior Gold Miners ETF

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the Market Vectors Junior Gold Miners ETF, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 6.25% (equivalent to 12.50% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 20, 2012*
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	Market Vectors Junior Gold Miners ETF (the “Fund”). For additional information about the Market Vectors Junior Gold Miners ETF, see Appendix A to this term sheet.
Underlying Index:	The Market Vectors® Junior Gold Miners Index (the “Underlying Index”). For additional information about the Market Vectors® Junior Gold Miners Index, see Appendix A to this term sheet.
Interest Rate:	6.25% (equivalent to 12.50% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis
Protection Amount:

An amount that represents at least 20% of the Initial Share Price, subject to adjustments. The actual Protection Amount will be set on the Pricing Date and will not be less than 20% of the Initial Share Price, subject to adjustments.

Pricing Date:	On or about July 15, 2011
Settlement Date:	On or about July 20, 2011
Observation Date:	January 17, 2012*
Maturity Date:	January 20, 2012*
CUSIP:	48125XYG5
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 20th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing August 20, 2011. See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Notwithstanding anything to the contrary in the product supplement, each interest payment for the notes will be made to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date.
Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

The closing price of one share of the Fund on the Pricing Date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $37.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $26.25 per $1,000 principal amount note. The concessions of approximately $26.25 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $37.50 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions to be and other amounts that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 5, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 151-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 151-A-I dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf
  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 6.25% (equivalent to 12.50% per annum) interest over the term of the notes, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 6.25% (equivalent to 12.50% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 20th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing August 20, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for August 2011 is August 20, 2011, but because August 20, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on August 22, 2011, the next succeeding business day.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount, you could lose the entire principal amount of your notes.

JPMorgan Structured Investments —	TS-1
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

  RETURN LINKED TO THE MARKET VECTORS JUNIOR GOLD MINERS ETF — The Market Vectors Junior Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation (“Van Eck”), the investment adviser to the Market Vectors Junior Gold Miners ETF. The Market Vectors Junior Gold Miners ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “GDXJ.” The Market Vectors Junior Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Market Vectors® Junior Gold Miners Index, which we refer to as the Underlying Index. The Market Vectors® Junior Gold Miners Index is an index primarily composed of publicly traded small-cap companies involved in the mining of gold and silver. The Market Vectors® Junior Gold Miners Index includes all small-cap companies that generate at least 50% of their revenues from gold or silver mining, companies with properties that have the potential to generate at least 50% of their revenues from gold or silver when developed or companies that primarily invest in gold or silver. For additional information about the Fund and the Underlying Index, see the information set forth under “The Market Vectors Junior Gold Miners ETF” and “The Market VectorsTM Gold Miners Index” in Appendix A.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes and (ii) each coupon payment consistently with the allocation described below. We will follow this approach in determining our reporting responsibilities, if any. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on July 1, 2011, we would have allocated 2.40% of each coupon payment to interest on the Deposit and the remainder to Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.
  THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount, you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the

JPMorgan Structured Investments —	TS-2
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

  Fund is above the Initial Share Price by more than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Fund, the Underlying Index and the notes.
  NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund and the Underlying Index contained in this term sheet or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund and the Underlying Index. We are not responsible for the Fund’spublic disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, the Final Share Price is not less than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period and the Final Share Price is less than the Initial Share Price, the benefit provided by the Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is below the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of one share of the Fund is below the Initial Share Price by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.
  VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints,

JPMorgan Structured Investments —	TS-3
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

  may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
  RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Fund are issued by companies that are invested in the gold and silver mining industries. Because the value of the notes is linked to the performance of the Fund, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH EARLY STAGE MINING COMPANIES — The issuers of a significant amount of the equity securities held by the Fund may be early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold or silver. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, many early stage miners operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an early stage mining company than for a more established counterpart.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Fund are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  CONCENTRATION RISKS ASSOCIATED WITH THE FUND MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The Fund tracks an index primarily composed of publicly traded small cap companies involved in the mining of gold and silver. You should be aware that other funds may be more diversified than the Fund in terms of the number and variety of securities. You will not benefit, with respect to the notes, from the advantages of a more diversified investment and will bear the risks of a concentrated investment in small cap companies involved in the mining of gold and silver.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the non-U.S. dollar denominated equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

JPMorgan Structured Investments —	TS-4
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in issuing countries of such currencies and the United States.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.
  NON-U.S. SECURITIES RISK — A significant portion of the equity securities that compose the Fund are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the equity securities held by the Fund or included in the Underlying Index or instruments related to the shares of the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments —	TS-5
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from November 13, 2009 through July 1, 2011. The Fund commenced trading on the NYSE Arca on November 10, 2009. The closing price of one share of the Fund on July 1, 2011 was $33.91 We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMorgan Structured Investments —	TS-6
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$34.00	• the Protection Amount: $6.80
• the Interest Rate:	6.25% (equivalent to 12.50% per annum) over the term of the notes
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$34.00	100%	$68.00	200%	$1,000.00
$17.00	50%	$35.70	105%	$1,000.00
$34.00	100%	$34.00	100%	$1,000.00
$27.20	80%	$27.20	80%	$1,000.00
$17.00	50%	$32.30	95%	$950.00
$17.00	50%	$17.00	50%	$500.00
$8.50	25%	$8.50	25%	$250.00
$0.00	0%	$0.00	0%	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the hypothetical payment at maturity in different scenarios set forth in the table above is calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $17.00 but the Final Share Price is $35.70. Because the Final Share Price of $35.70 is greater than the Initial Share Price of $34.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $17.00 and the Final Share Price is $32.30. Because the Final Share Price of $32.30 is less than the Initial Share Price of $34.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $32.30, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $17.00, a decline of more than the Protection Amount. Because the Final Share Price of $17.00 is less than the Initial Share Price of $34.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $17.00, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $27.20 is less than the Initial Share Price of $34.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $27.20 is less than the Initial Share Price of $34.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $62.50 over the term of the notes. The Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed above and will depend in part on the closing price of one share of the Fund on the Pricing Date.

These payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-7
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

APPENDIX A

The Market Vectors Junior Gold Miners ETF

     We have derived all information contained in this term sheet regarding the Market Vectors Junior Gold Miners ETF (the “Fund”) from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust and Van Eck Associates Corporation (“Van Eck”). We make no representation or warranty as to the accuracy or completeness of such information. The Fund is an investment portfolio of the Market Vectors ETF Trust (the “Trust”). Van Eck is currently the investment adviser to the Fund. The Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “GDXJ.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

     The Trust is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Trust, Van Eck and the Fund, please see the prospectus of the fund, dated May 1, 2011 (as may be supplemented from time to time). In addition, information about the Trust and the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this term sheet.

     Investment Objective and Strategy

     The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Market Vectors® Junior Gold Miners Index (the “Underlying Index”). See “— Market Vectors® Junior Gold Miners Index” below for more information about the Underlying Index. The Fund’s investment objective may be changed without shareholder approval.

     As of July 1, 2011, the Fund’s three largest holdings were Silver Standard Resources Inc., Alamos Gold Inc. and First Majestic Silver Corp., and its three largest countries by holding were Canada, Australia and the United States.

     Indexing Investment Approach

     The Fund uses a “passive” or indexing investment approach to attempt to approximate the investment performance of the Underlying Index. The Fund will normally invest at least 80% of its total assets in companies that are involved in the gold mining industry. The Fund invests in foreign and domestic publicly traded companies of small- and medium-capitalization that are involved primarily in the mining for gold and/or silver. The Fund normally invests at least 80% of its total assets in securities that comprise the Underlying Index. The Fund may also utilize convertible securities and participation notes to seek performance that corresponds to the Underlying Index. The Fund may or may not hold all of the securities that are included in the Underlying Index.

     Correlation

     The Underlying Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the Underlying Index may vary somewhat due to operating expenses, transaction costs, and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions that apply to the Fund but not to the Underlying Index or lack of liquidity. Van Eck expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

     Industry Concentration Policy

     The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries.

     Holdings Information

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

     As of July 1, 2011, 99.99% of the Fund’s holdings consisted of equity securities and 0.01% consisted of cash and other assets. The following tables summarize the Fund’s top holdings in individual companies and by country as of such date.

Top holdings in individual securities as of July 1, 2011

Company	Percentage of Total Holdings
Silver Standard Resources Inc.	4.34%
Alamos Gold Inc.	4.16%
First Majestic Silver Corp.	4.05%
Aurico Gold Inc.	3.89%
Silvercorp Metals Inc.	3.49%
Nevsun Resources Ltd.	2.58%
Perseus Mining Ltd.	2.56%
Medusa Mining Ltd.	2.47%
Extorre Gold Mines Ltd.	2.30%
Kingsgate Consolidated Ltd.	2.27%

Top holdings by country as of July 1, 2011

Sector	Percentage of Total Holdings
Canada	73.00%
Australia	11.40%
United States	9.50%
South Africa	2.30%
China	2.20%
United Kingdom	1.60%

     The information above was compiled from the Van Eck website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this term sheet.

     Disclaimer

     The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Market Vectors® Junior Gold Miners Index

     We have derived all information contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the 4asset-management GmbH (the “Index Owner”). We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Index was developed by the Index Owner and is maintained and published by the Index Owner. The Underlying Index is calculated by Structured Solutions AG. The Index Owner has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

     The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “MVGDXJ.”

     The Underlying Index tracks the performance of the small-cap segment of the global gold and silver mining industries. The Underlying Index was launched on August 31, 2009 with a base index value of 1000 as of December 31, 2003.

     Index Composition and Maintenance

          The Index Universe

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

     The index universe includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange.

     Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

     In addition, to be included in the index universe, a security must:

    generate at least 50% of its revenues from gold mining;

    generate at least 50% of its revenues from silver mining;

    own properties that have the potential to generate at least 50% of its revenues from gold or silver when developed; or

    primarily invest in gold or silver.

          Investable Index Universe

     Any stocks from the index universe that have had ten or more non-trading days in a three-month period prior to a quarterly review are ineligible for inclusion in the Underlying Index. Companies with a free-float (or shares available to foreign investors) of less than 5% for existing index components or less than 10% for new components are ineligible for inclusion.

     In addition to the above, stocks that are currently not in the Underlying Index must meet the following size and liquidity requirements:

  a full market capitalization exceeding US$150 million;

  a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

  at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

     For stocks already in the Underlying Index the following applies:

  a full market capitalization exceeding US$75 million; and

    a three-month average-daily-trading volume of at least US$0.6 million at the current review or at one of the previous two reviews; or

    at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

The Index Owner can, in exceptional cases, use price sources other than the home market even if these price sources are less liquid than the home market listing.

     For each stock, the pricing from the respective home market is used. In cases where ADRs, GDRs or similar products, or a secondary listing exists either on an exchange in the U.S., Canada or in the UK, the alternative price source is used (instead of the home market price source) if it meets at least three-times the standard liquidity requirements at a quarterly review, i.e.:

  a three-month average-daily-trading volume of at least US$3.0 million at the current review and also at the previous two reviews; and

  at least 750,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

          The Index Owner can, in exceptional cases, use price sources other than the home market even if these price sources are less liquid than the home market listing. Once the price source is switched to the alternative price source, the standard liquidity requirements apply again.

          Index Constituent Selection

     The Underlying Index is reviewed on a quarterly basis. The Index Owner can, in exceptional cases, add stocks to the Underlying Index and also remove stocks from the Underlying Index.

     The target coverage of the Underlying Index is 100% of the free-float market capitalization of the investable universe with at least 25 companies. Index constituents are selected using the following procedure:

(1)

All companies in the index universe are valued by full market capitalization (all secondary lines are grouped). All companies (and not securities) are sorted by full market capitalization in descending order.

(2)

Companies covering the top 90% of the full market capitalization are excluded. Only companies ranking between 90% and 98% qualify for the selection. Existing index companies ranking between 80% and 90% or 98% and 99% also qualify for the selection.

(3)

All companies which qualified in step 2 are now viewed as securities (companies with secondary lines are un-grouped and treated separately). Only securities that meet all requirements of the investable index universe are added to the Underlying Index.

     The revenue quota for each company is reviewed quarterly; only companies with at least 50% of their revenues in the gold or silver sector are eligible. The revenue quota for companies that have already been in the Underlying Index may drop to 25% and these companies would still be eligible. The Index Owner can, in exceptional cases, add stocks to the Underlying Index with a lower revenue portion.

          Review Schedule

     The Underlying Index is reviewed quarterly and changes to the Underlying Index are implemented and based on the closing prices of the third Friday of every quarter-end month (i.e., March, June, September and December). If the third Friday is not a business day, then the review will take place on the last business day before the third Friday. If an index constituent does not trade on the third Friday of a quarter-end month, then the last available price for that index constituent will be used. Changes become effective on the next business day.

     The reviews are based on the (adjusted) closing data on the last business day in February, May, August and November. If an index constituent does not trade on the last business day in February, May, August or November, then the last available price for this company will be used. The component changes to the Underlying Index are announced on the 2nd Friday in a quarter-end month (i.e., March, June, September and December). The Underlying Index data (e.g., new number of shares, new free-float factors, and new company weighting cap factors) is announced on the 2nd Friday in a quarter-end month (i.e., March, June, September and December). The weighting cap factors are based on closing data from on the 2nd Wednesday in a quarter-end month (i.e., March, June, September and December).

     For purposes of this Appendix A, “business day” means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Stuttgart and London.

          Ongoing Maintenance

     In addition to the periodic reviews, the Underlying Index is continually reviewed for corporate events (e.g., mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the index components.

     Replacements. For all corporate events that result in a stock deletion from the Underlying Index, the deleted stock will be replaced immediately only if the number of components in the Underlying Index would drop below 22. The replacement stock will be added at the same weight as the deleted stock. In all other cases, the additional weight resulting from the deletion will be re-distributed proportionally across all other index constituents.

     Changes to Free-Float Factor and Number of Shares. Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, etc. are implemented immediately and will be

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

effective the next trading day (i.e., the ex date). All other changes are implemented at the quarterly review and will be effective the next trading day after implementation.

     Illiquidity. Illiquid stocks are deleted immediately if their illiquidity is due to:

    not being traded for 10 consecutive days;

    being suspended from trading for 10 consecutive days; or

    ongoing bankruptcy proceedings: a company that has filed for bankruptcy will be deleted from the Underlying Index based either on the traded stock price on its primary market, if available, or the OTC stock price. If neither price is available, the company will be deleted at US$0.

Changes are announced immediately, implemented three trading days later and become effective the next trading day after implementation. The Index Owner can, in exceptional cases or in temporary situations, decide differently.

     Initial Public Offerings (IPOs). An IPO stock is eligible for fast-track addition to the Underlying Index once (either at the next quarterly review if it has been trading for at least 30 days prior to the review snapshot dates (i.e., the last trading day in February, May, August or November) or else at the then following quarterly review). In order to be added to the Underlying Index the IPO stock has to meet the size and liquidity requirements:

    the IPO must have a full market capitalization exceeding US$150 million;

    the IPO must have an average-daily-trading volume of at least US$1 million; and

    the IPO must have traded least 250,000 shares per month (or per 22 days).

     Changes due to Mergers & Takeovers. A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is one surviving stock and one or more non-surviving stocks that may not necessarily be de-listed from the respective trading system(s). A surviving stock that does not qualify for the Underlying Index will be deleted immediately. A surviving stock that qualifies for the Underlying Index is added to the Underlying Index and replaces the largest of the original stocks. The Index Owner can, in exceptional cases, decide differently.

     Changes due to Spin-Offs. Each spin-off stock is immediately added to the Underlying Index for at least one trading day. If a spin-off company does not qualify for the Underlying Index it will be deleted based on its first closing price. The Index Owner can, in exceptional cases, decide differently.

     Index Calculation

     The value of the Underlying Index is calculated using the Laspeyres’ formula, rounded to two decimal places, with stock prices converted to U.S. dollars:

where (for all stocks (i) in the Underlying Index):

pi = stock price (rounded to four decimal places);

qi = number of shares;

ffi = free-float factor (rounded to two decimal places);

fxi = exchange rate (local currency to U.S. Dollar) (rounded to six decimal places);

cfi = sector-weighting cap factor (if applicable, otherwise set to 1) (rounded to six decimal places);

M = free-float market capitalization of the Underlying Index; and

JPMorgan Structured Investments —	TS-12
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

D = divisor (rounded to six decimal places).

          Free-Float

     The Underlying Index is free-float adjusted—that is, the number of shares outstanding is reduced to exclude closely held shares from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits. These are combined with the block-ownership adjustments into a single multiplier. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result.

          Sector-Weighting Cap Factor

     Companies determined to be “silver” stocks may not constitute more than 20% of the Underlying Index. If at a quarterly review, the aggregated weighting of all silver stocks represents more than 20% of the Underlying Index, a sector-weighting cap factor is applied. The sector-weighting cap factor is calculated to ensure that the aggregated weighting of all gold stocks will not be less than 80% and the aggregated weighting of all silver stocks is capped at 20%. If the aggregated weighting of all gold stocks represents more than 80% of the Underlying Index, then no sector-weighting cap factor is needed.

          Company-Weighting Cap Factors

     Companies in the Underlying Index are weighted according to their free-float market capitalization. To ensure portfolio diversity, the company-weighting cap factors are applied to individual companies if they exceed a certain weight in the Underlying Index. The company-weighting cap factors are reviewed quarterly and applied, if necessary.

     The company-weighted cap factors are applied differently to gold companies and silver companies. For gold companies, all companies are ranked by their free-float market capitalization, and the maximum weight for any single stock is 8.0%. If a stock exceeds the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be re-distributed proportionally across all other index constituents. This process is repeated until no stocks have weights exceeding the respective maximum weight.

     The company-weighting scheme will be applied to the largest stocks and the excess weight after each step shall be re-distributed across all other (smaller) stocks in the Underlying Index on a proportional basis:

    If the largest two stocks exceed 8.0%, then both will be capped at 8.0%.

    If the 3rd largest stock exceeds 7.0%, then it will be capped at 7.0%.

    If the 4th largest stock exceeds 6.5%, then it will be capped at 6.5%.

    If the 5th largest stock exceeds 6.0%, then it will be capped at 6.0%.

    If the 6th largest stock exceeds 5.5%, then it will be capped at 5.5%.

    If the 7th largest stock exceeds 5.0%, then it will be capped at 5.0%.

    If any other stock exceeds 4.5%, then it will be capped at 4.5%.

     For silver companies, the maximum weight of any single silver stock is 4.5% and the excess weight will be redistributed proportionally across all other silver stock index constituents. If the excess weight cannot be redistributed proportionally across all other silver stock index constituents due to the weight restriction of 4.5%, then the remaining excess weight will be re-distributed proportionally across all other gold stock index constituents.

          Divisor Adjustments

     Index maintenance should not change the level of the Underlying Index. This is accomplished with an adjustment to the divisor. Any change to the stocks in the Underlying Index that alters the total market value of the Underlying Index while holding stock prices constant will require a divisor adjustment.

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

where Δ MC is the difference between closing market capitalization and adjusted closing market capitalization of the Underlying Index.

          Data Correction

     Incorrect or missing input data will be corrected immediately.

          Corporate Action Related Adjustments

     Corporate actions range widely from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.

Special cash dividend	Divisor change: Yes

pi, adjusted = pi – (Dividend x (1 – Withholding Tax))

Split	Divisor change: No

Shareholders receive “B” new shares for every “A” share held.

Rights offering	Divisor change: Yes

Shareholders receive “B” new shares for every “A” share held.

If the subscription-price is either not available or not smaller than the closing price, then no adjustment will be done.

Stock dividend	Divisor change: Yes

Shareholders receive “B” new shares for every “A” share held.

Spin-offs	Divisor change: Yes

Shareholders receive “B” new shares for every “A” share held.

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Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF

Addition/deletion of a company	Divisor change: Yes

Net change in market value determines the divisor adjustment.

Changes in shares outstanding	Divisor change: Yes

Any combination of secondary issuance, share repurchase or buy back will be updated at the quarterly review.

Changes to free-float	Divisor change: Yes

Increasing (decreasing) the free-float increases (decreases) the total market value of the Underlying Index and changes will be updated at the quarterly review.

     With corporate actions where cash or other corporate assets are distributed to shareholders, the price of the stock will drop on the ex-dividend day (the first day when a new shareholder is not eligible to receive the distribution.) The effect of the divisor adjustment is to prevent the price drop from causing a corresponding drop in the Index.

     Corporate actions are announced at least three days prior to implementation.

          Dissemination

     The Underlying Index is calculated weekdays between 01:00 and 23:30 (CET) and the index values are disseminated to data vendors every 15 seconds. The Underlying Index is disseminated on days when at least one of the underlying stock exchanges of the Underlying Index is open for trading.

JPMorgan Structured Investments —	TS-15
Reverse Exchangeable Notes Linked to the Market Vectors Junior Gold Miners ETF